EXHIBIT 12.1

SCHOOL SPECIALTY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Fiscal Year (1)
	2004	2003	2002	2001	2000
Earnings
Income before income taxes	$66,712	$66,037	$36,300	$21,006	$33,635
Plus:
Fixed charges	21,100	20,840	20,052	18,941	15,003
Amortization of capitalized interest	48	48	28	—	—
Less interest capitalized during period	—	—	240	—	—

	$87,860	$86,925	$56,140	$39,947	$48,638

Fixed Charges
Interest (expensed or capitalized)	$16,564	$16,042	$15,964	$16,393	$12,767
Portion of rent expense representative of interest	2,797	2,675	2,519	1,958	1,661
Amortization of deferred financing fees	1,739	2,123	1,569	590	575

	$21,100	$20,840	$20,052	$18,941	$15,003

Ratio of earnings to fixed charges	4.2	4.2	2.8	2.1	3.2

(1)	All fiscal years presented were 52 weeks, except for fiscal 2000, which had 53 weeks.